Exhibit 1

Stock Block Trading Agreement

(English Translation, for reference only)

This Stock Block Trading Agreement (this “Agreement”) is entered into by and between the following parties on September 13, 2021 in Beijing, the People’s Republic of China (“China” or the “PRC”):

Party A: Cosmic Soar Limited, an exempted company duly incorporated and validly existing under the Laws of British Virgin Islands.

Party B: Junfeng Guo.

Whereas:

1.	Scienjoy Holding Corporation（hereinafter referred to as the “Company” or “SHC”) is a company limited by shares duly established and validly existing, and its public offering shares are listed and traded on NASDAQ Stock Exchange of the U.S.(NASDAQ:SJ),

2.	Party A, as a holder of SHC shares, intends to sell 330,000 shares of SHC unlimited shares (the “Target Shares”) through block trading.

In accordance with relevant laws and regulations, two parties have made agreements with respect to sale of such SHC shares through block trading, as follows:

1.	Purchase and Sale of Shares.

1.1 Party A shall transfer the Target Shares to Party B through block trading under the terms and condition in this Agreement, and Party B agrees to purchase the Target Shares from Party A through the block trading and shall pay the purchase price to Party A in accordance with this Agreement.

1.2 Trading Date: September 13, 2021

1.3 Number of Target Shares: 330,000

1.4 Purchase Price (per share price / total price): $4 per share, total price is $1,320,000.

1.5 Transaction Process: Party A shall transfer such number of the Target Shares to Party B’s securities account on the Trading Date, and Party B shall pay Party A the total Purchase Price within six (6) months thereafter.

1.6 From the date of this Agreement to the Trading Date, each party has the right to unilaterally terminate this Agreement, with a notice at least two (2) business days prior to the Trading Date, or otherwise the termination of this Agreement shall be invalid. The termination notice shall be delivered in written form (including but not limited to email, short message via mobile phone, WeChat message and fax) to another party’s communication terminals such as email server, mobile phone or fax, which will be deemed as its acceptance.

2.	Parties’ Information

3.	Representations and Warranties

3.1 Each party has all of its rights, authorities and necessary capacities to execute and perform this Agreement.

3.2 The representative of each party who signs this Agreement on behalf of such party shall have obtained all necessary corporative authorization in due course for such party’s execution, delivery and performance of this Agreement.

3.3 The documents, materials and information offered and delivered by each party are true, legal, accurate and effective.

3.4 Each party undertakes that it has performed all necessary procedures for the transaction in compliance with all relevant securities laws and regulations in U.S.

4.	Confidentiality

Each party undertakes that any documents, materials and information for discussion, execution and performance of this Agreement, including but not limited to trade secrets, company’s plans, operating activities, financial information, technologies, business information and any other business secrets, which belongs to another party and not available from the public, shall be treated as confidential information. Without prior consent from the information providing party, any other parties shall not disclose all or part of the confidential information to any third party, unless otherwise provided in applicable laws and regulations or mutually agreed by the parties.

5.	Effectiveness

5.1 If there is any discrepancy between this Agreement and previous agreements between the parties or the Articles of Association of the company, this Agreement shall prevail.

5.2 The parties can make supplementary agreements to this Agreement with respect to any matters not provided in this Agreement through friendly consultation. The supplementary agreement shall be construed as part of this Agreement, and if there is any discrepancy between the supplementary agreement and this Agreement, the supplementary agreement shall apply.

6.	Breach of Agreement

6.1 Any party who violates this Agreement shall indemnify and hold harmless the observant party from and against any and all losses suffered by observant party as a result of or based upon or arising from the breaching party’s violations. The observant party has the right to give a reasonable period for the breaching party to correct or remedy such breaches by written notice, with a result satisfactory to the observant party.

6.2 If Party B fails to fully pay the Purchase Price on time in accordance with this Agreement, Party B shall pay Party A liquidated damages calculated based on the unpaid price with a rate of 0.03% per day, from the day following the Trading Date to the actual payment date.

6.3 If Party A fails to transfer all of the Target Shares on time in accordance with this Agreement, it shall communicate with Party B in a timely manner. In case of delays caused by brokers, agents and other intermediary agencies, Party A shall coordinate with the security issuing company of the Target Shares to make all reasonable efforts to cooperate and propel relevant agencies to complete the registration of transfer of the Target Shares. In case of delay due to the reason attributable to Party A, Party A shall pay Party B liquidated damages based on the purchase price corresponding to such part of the Target Shares not transferred, with a rate of 0.03% per day from the Trading Date to the completion date of transfer of all Target Shares.

7.	Notices

All notices and circulation of the documents given pursuant to this Agreement can be delivered by letters, faxes, telegrams, e-mails, short messages via mobile phones.

8.	Governing Law and Resolution of Disputes

8.1 The execution, construction and performance of this Agreement and the resolution of disputes hereunder shall be governed by the laws of PRC.

8.2 In the event of any dispute arising from the performance of this Agreement, the parties shall first resolve the dispute through friendly negotiations. In the event the parties fail to reach an agreement or are unwilling to negotiate on the dispute, either party may submit relevant dispute to the Beijing Arbitration Commission for arbitration.

9.	Miscellaneous

9.1 This Agreement shall become effective upon execution by the parties.

9.2 In the event that any clause of this Agreement is found to be or becomes invalid or unenforceable by law or due to the reason not attributable to any party, both parties shall cooperate with each other and make all necessary amendments or modification to effectuate the transaction hereunder.

9.3 This Agreement shall replace and supersede any verbal promise, agreement, or commitment between both parties with respect to the transaction under this Agreement prior to execution of this Agreement.

9.4 This Agreement is made in two original copies, and each party holds one copy, and each copy has the same legal effect.

(Signatures Page Follows)

(No Text, Signature Page)

Party A:

Cosmic Soar Limited

By:	/s/ Sheng Hou
Date: September 13, 2021

Party B:

/s/ Junfeng Guo
Date: September 13, 2021

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